FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F   ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes  ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS
GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer,
Investor Relations Officer and
Control of Holdings Officer
Date: August 28, 2008

Index

Item	Description of Item

1.	Summary of Minutes of the 64th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 6, 2008

2.	Summary of Minutes of the 65th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 25, 2008

3.	Summary of Minutes of the 66th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., April 24, 2008

4.	Summary of Minutes of the 67th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 8, 2008

5.	Summary of Minutes of the 68th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 13, 2008

6.	Summary of Minutes of the 69th Meeting of the Board of Directors, Cemig Distribuição S.A., May 13, 2008

7.	Summary of Minutes of the 70th Meeting of the Board of Directors, Cemig Distribuição S.A., May 15, 2008

8.	Summary of Principal Decisions of the 74th Meeting of the Board of Directors, Cemig Distribuição S.A., July 31, 2008

9.	Summary of Principal Decisions of the 73rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 31, 2008

10.	Summary of Minutes of the 438th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, July 31, 2008

11.	Summary of Minutes of the 439th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, August 14, 2008

12.	Summary of Principal Decisions of the 75th Meeting of the Board of Directors, Cemig Distribuição S.A., August 14, 2008

13.	Summary of Principal Decisions of the 74th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 14, 2008

14.	Earnings Release – 2Q 2008

1.	Summary of Minutes of the 64th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 6, 2008

Cemig Geração e Transmissão S.A.

Listed company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 64th meeting of the Board of Directors

Date, time and place:	March 6, 2008, at 3.30 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araújo de Lacerda.
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Board approved:

A)        The Technical Feasibility Study on offsetting of tax credits, which is the grounds for the accounting of deferred tax credits contained in the 2007 financial statements.

B)         The proposal of Board Member Alexandre Heringer Lisboa, that the members of the Board of Directors should authorize their Chairman to call the Ordinary and Extraordinary General Meetings of Stockholders to be held, jointly, on April 25, 2008, at 5p.m.; and, if the minimum quorum is not found, to make second convocation of the stockholders within the legal period.

C)         The Cemig GT–Aneel Technological Research and Development Program for the 2005-2006 cycle, and authorization for opening of the respective tender proceedings, acquisitions/contracting of services and signing of the working agreements arising from the said Project.

D)         With the changes proposed by the Vice-chairman and CEO, Djalma Bastos de Morais, the Voluntary Dismissal Program, as a permanent program applicable to spontaneous rescissions of employment contracts, and the other criteria applicable to specific situations of the employees who satisfy the requirements for retirement.

E)         The terms and conditions presented by the Executive Board for participation of Cemig GT in the Santo Antônio hydroelectric project.

F)         The proposal of the Board Member Francelino Pereira dos Santos to elect Mr. Djalma Bastos de Morais – Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Av. Bandeirantes 665/401, Sion, CEP 30315-000, holder of identity card 019112140-9(Army Ministry) and CPF 006633526-49, as Vice-Chairman, to serve the same remaining period of office as that of the other members of the Executive Board, that is to say until the first meeting of the Board of Directors following the Annual General Meeting of Stockholders of 2010.

G)        The minutes of this meeting.

II –       The Board approved the Report of Management and financial statements for 2007 and the respective complementary documents, and submitted them to the Ordinary and Extraordinary General Meetings of Stockholders to be held on April 30 2008.

III –     The Board authorized:

A)        The inclusion of the generator, rotor and transformer equipment of the Pai Joaquim hydroelectric plant in Cemig GT’s operational risk insurance contract with Itaú Seguros S.A., for two months, valid until May 5, 2008, with the possibility of renewal for a further thirty six months, the cost of which in the contract will be reimbursed to Cemig GT by Cemig PCH S.A.; and signing of the 5th Amendment to that Contract to reflect the inclusion referred to above.

B)         Signing of the Technical-scientific Cooperation Working Agreement with the Strategic Technology Management Center (CGET) for a period sixty months, for execution of the Cemig GT–Aneel Technological Research and Development Program for 2005/2006.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

C)         Signing of the Working Agreement with the Military Police of Minas Gerais – 7th environmental military police company, to establish a system of forest patrolling, and to develop programs for environmental education, preservation of mineral resources, fauna and flora in the areas around the Igarapé thermal generation plant, as per the opinion of Aneel contained in Aneel Notice 984/2001 -SSF/ANEEL.

D)         Signing of the Working Agreement with the Military Police of Minas Gerais – 5th military police region, to develop programs for environmental education and preservation of fauna, flora and mineral resources through patrolling of the areas of river safety and areas around the hydroelectric plant reservoirs of Nova Ponte, Jaguara, Volta Grande, Igarapava and Pai Joaquim, for a period of sixty months from the date of its signature.

E)         Signing of the Working Agreement with the State of Minas Gerais, through its Education Department, for the assignment of use, non-remunerated, to that Department of the real estate property where the Lucas Lopes state school functions and House 16, in the municipality of Braúnas, Minas Gerais; and payment of a cost assistance to the School Fund of that school for a period of twenty four months, from February 21, 2008, extensible for the same period, the said real estate properties to be returned at the end of the Working Agreement, in the same conditions in which they were loaned, with the exception of wear and tear of normal use.

F)         Presentation to Banco ABN AMRO Real S.A. of an indicative and non-binding proposal for acquisition of part of the registered capital of a company holding authorization for PCH projects in various stages of development and construction, which shall have total installed capacity of 258 MW and assured energy of 146 MW.

G)         Authorization to the Executive Board to enter into a court agreement for rescission of the electricity purchase and sale Contract signed with Ecom Energia Ltda., with payments of indemnity by that Company and consequent extinction of the case against Ecom, after its homologation by the courts.

H)         Specific application of Article 6 of CVM instruction 358/2002 in relation to the terms and conditions for exploration of the Santo Antônio hydroelectric project, mentioned in item I, sub-item “E”, above, emphasizing the obligatory nature of the compliance with the confidentiality undertakings signed with Cemig GT.

IV-       The Board delegated to the company’s Executive Board until March 29, 2008, the competency to authorize, signing, after hearing the opinion of the Energy Risks Management Committee, of energy sale contracts that individually have values equal or more than five million Reais, including when they are signed between Cemig GT and any of its stockholders or companies which are controlling stockholders of such stockholders, or controlled by them or under their common control, and authorization to enter into the respective Amendments and Terms of Rescission, and this Board must be informed of such instruments signed at the meeting following their approval.

V-        The Board submitted to the Ordinary and Extraordinary General Meetings to be held, cumulatively, by April 30, 2008 the allocation of net profit for 2007, in the amount of R$ 747,024,000, as follows:

a)       R$ 37,351,000, representing 5% of the net profit, to be allocated to the Legal Reserve.

b)       R$ 709,673,000 to be allocated for payment of dividends, as follows:

R$ 188,118,000 as Interest on Equity, and

R$ 521,555,000 as complementary dividends;

–      to be paid in two installments, 50% by June 30, 2008 and 50% by December 30, 2008, and such payment may be brought forward depending on availability of cash at the decision of the Executive Board.

VI        The Board ratified:

A)        Supplementation of the budget for 2008, for acquisition of fuel oil for the Igarapé thermal plant, and authorization for the Executive Board to make new monthly supplementations, in the amounts necessary, in accordance with the demand of the ONS, provided that the Board of Directors is advised of the respective amounts in the meeting following the decision.

B)         Signing of the Counter-guarantee Contract between Unibanco AIG Seguros S.A. and Madeira Energia S.A., aiming to making possible contracting of a Completion Guarantee Insurance for the Santo Antônio hydroelectric plant and its presentation to Aneel.

C)         Filing of a legal action, with consequent extra-judicial deposit, for compliance with the electricity purchase and sale contracts signed with Ecom Energia Ltda., in view of the non-compliance by that company with its contractual obligations.

VII       Withdrawal from the agenda: The matter relating to signing of a Term of Undertaking with EDP-Energias do Brasil S.A., Construtora Andrade Gutierrez S.A. and Concremat Engenharia e Tecnologia S.A., for the carrying out of feasibility studies in relation to execution/contracting of civil, electromechanical, environmental, and field studies and hydroelectric projects was withdrawn from the agenda.

VIII      Vote against: The board member Wilton de Medeiros Daher voted against the proposals mentioned in items I, sub-item “E”, and III, sub-item “H”, which deal with the Santo Antônio hydroelectric project; and item III, sub-item “F”, which deals with the indicative and non binding proposal for acquisition of a company above.

IX        Abstention: The board member Alexandre Heringer Lisboa abstained from voting on the matter relating to the Voluntary Dismissal Program (PDD), mentioned in Item I, sub-item “D”, above.

X          Votes against: the Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Wilton de Medeiros Daher voted against the proposals mentioned in item VI, sub-items “B” and “C”, above, relating to signing of a counter-guarantee and filing of a legal action, respectively.

XI        The Chairman reported the death, on February 24, 2008, of the Vice-Chairman, Agostinho Patrús.

XII       Votes against: Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa voted against the proposal of board member Francelino Pereira dos Santos to appoint the Vice-Chairman, mentioned in Item I, sub-item “F” above.

XIII                 The elected Board Member declared that he is not subject to any prohibition on exercise of commercial activity, that he does not occupy any post in a company which may be considered a competitor of the Company, and that he does not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

XIV     The Chairman stated that the members of the Executive Board are now as follows:

CEO and Vice-Chairman:	Djalma Bastos de Morais;

Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga;

Chief Generation and Transmission Officer:	Fernando Henrique Schüffner Neto;

Chief New Business Development Officer:	José Carlos de Mattos;

Chief Officer for Finance, Investor Relations and Control of Holdings:	Luiz Fernando Rolla;

Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha;

Director without specific designation:	José Maria de Macedo.

XV       Resignation: The board member Wilson Nélio Brumer presented his resignation as a member of the board, as from today’s date.

XVI      The following spoke on general matters and business of interest to the Company:

The Chairman

Board Members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Wilton de Medeiros Daher, Francelino Pereira dos Santos and Alexandre Heringer Lisboa.

CEO and Vice-chairman:	Djalma Bastos de Morais.

Director and Board member:	Fernando Henrique Schüffner Neto.

Director:	Luiz Fernando Rolla.

Managers:	Álvaro Nelson Assis Araújo and Márcio Saúde Soares.

The following were present:

Board Members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher and Francisco de Assis Soares.

CEO and Vice-chairman:	Djalma Bastos de Morais.

Director and Board member:	Fernando Henrique Schüffner Neto.

Fiscal Board:	Aristóteles Luiz Menezes Vasconcellos Drummond, Celene Carvalho de Jesus and Luiz Otávio Nunes West.

Director:	Luiz Fernando Rolla.

Managers:	Álvaro Nelson Assis Araújo and Márcio Saúde Soares.

Representatives of:	KPMG Auditores Independentes; and

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

2.             Summary of Minutes of the 65th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 25, 2008

Cemig Geração e Transmissão S.A.

Listed company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 65th meeting of the Board of Directors

Date, time and place:	March 25, 2008, at 3.30 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araújo de Lacerda.
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Board approved the minutes of this meeting.

II          The Board authorized:

a)          Injection of funds by the Company into the Baguari Hydroelectric Consortium, until arrangement of the funding from the BNDES for the enterprise, equal to the amount exceeding the equity represented by its 34% stake in that consortium, these funds to be reimbursed to the company on the occasion of the first disbursement of the financing; and signing of the Letter Agreement with Furnas Centrais Elétricas S.A. – Furnas, to formalize the agreement for the company to supply the Baguari consortium with the amounts specified in the Timetable of Contributions approved by the Decision Committee of that Consortium, under the responsibility of Furnas.

b)         Signing of the stockholders’ agreement and the bylaws of the Special-purpose Company Baguari Energia S.A. – Baguari, to be constituted with Furnas, for implementation and commercial operation of the Baguari hydroelectric plant, authorized by Board Spending Decision (CRCA) 040/2007; signing of the Third Amendment to the Contract for constitution of the Baguari consortium, to reflect, under the aegis of the consortium, the creation of Baguari by Cemig GT and Furnas, with the consequent succession of the latter by the former; and that Cemig GT, as well as transferring to Baguari its participation in the Baguari consortium, should subscribe and pay up shares, in cash, at the time of constitution of that company, in the amount of six thousand nine hundred and thirty eight Reais and seventy eight centavos, and the Ordinary General Meeting, to be held in 2009, at the time of allocation of the company’s profit, to state its position on this matter.

c)          Signing of the undertaking with EDP – Energias do Brasil S.A., Construtora Andrade Gutierrez S.A. and Concremat Engenharia e Tecnologia S.A., to be in force up to December 31, 2012, able to be extended for twelve months, upon signing of an Amendment, having as its object the carrying out of feasibility studies including the execution/contracting of civil, electromechanical, environmental, and field work and projects for the Choro, Pompéu, Angueretá and Formoso hydroelectric situations in the basin of the São Francisco river, and the signing of this instrument does not create an obligation for Cemig GT to implement or commercially operate any hydroelectric potentials nor to participate in auctions, and any participation by the company in this respect shall be subject of a specific agreement and resolutions by the Executive Board and the Board of Directors.

d)         Signing, with the ONS, of the Fourth Amendment to Transmission Service Provision Contract 05/1999 and the Eighth Amendment to Transmission Service Provision Contract 02/2000, to adapt those contracts to the terms of Aneel Normative Resolution 270/2007.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

III         The board delegated to the Executive Board, with alteration of the period of validity, so as to expire on April 29, 2008, suggested by the Chairman, the competence to authorize signing, after hearing the position of the Energy Risks Management Committee, of Electricity Sale Contracts whose values are individually five million Reais or more, including when signed between Cemig GT and any of its stockholders or companies which are controlling stockholders thereof, whether controlled by them or under common control; and also the respective Amendments and Rescissions, and the Board of Directors is to be informed of any instruments approved by the Executive Board at its meeting following such approval.

IV        The board ratified the adjustments made to the Voluntary Dismissal Program, while the decisions made on that program in CRCA 014/2008 remain unchanged.

V          The board re-ratified CRCA 083/2007, which authorized participation of the company in the implantation and commercial operation of Pipoca small hydroelectric plant, signing of a stockholders’ agreement and subscription by Cemig GT of shares in the special-purpose company Hidrelétrica Pipoca S.A., holder of the authorization from Aneel (National Electricity Agency) to build and commercially operate the Pipoca Small Hydro Plant; and authorized paying in of equity capital by Cemig GT, the other terms of that CRCA remaining unchanged.

VI        Vote against: The Board Member Wilton de Medeiros Daher voted against the proposal mentioned in item II, sub-item “c”, above.

VII       Abstention: The board member Alexandre Heringer Lisboa abstained from voting on the matter relating to the Voluntary Dismissal Program (PDD), mentioned in Item IV, above.

VIII             Votes against: The Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, José Augusto Pimentel Pessôa and Wilton de Medeiros Daher voted against the matter relating to the adjustments carried out in the voluntary dismissal program mentioned in item IV, above.

IX        The following spoke on general matters and business of interest to the Company:

The Chairman

Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima and José Augusto Pimentel Pessôa.

CEO and Vice-chairman:	Djalma Bastos de Morais.

Director:	Luiz Fernando Rolla and José Carlos de Mattos.

Director and Board member:	Marco Antonio Rodrigues da Cunha.

Superintendent:	Ricardo Luiz Diniz Gomes.

The following were present:

Board Members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, José Augusto Pimentel Pessôa, Wilton de Medeiros Daher, Fernando Henrique Schüffner Neto, Guilherme Horta Gonçalves Júnior, Francisco de Assis Soares and Lauro Sérgio Vasconcelos David.

CEO and Vice-chairman:	Djalma Bastos de Morais.

Directors:	Luiz Fernando Rolla and José Carlos de Mattos.

Director and Board member:	Marco Antonio Rodrigues da Cunha.

Superintendent:	Ricardo Luiz Diniz Gomes; and

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

3.             Summary of Minutes of the 66th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., April 24, 2008

Cemig Geração e Transmissão S.A.

Listed company - CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 66th meeting of the Board of Directors

Date, time and place:	April 24, 2008, at 2 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araújo de Lacerda.
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman requested the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all replied in the negative.

II          The Board approved the minutes of this meeting.

III         The Board authorized:

a)          The participation of Cemig GT, jointly with Furnas Centrais Elétricas S.A. (Furnas), Odebrecht Investimentos em Infra-Estrutura Ltda. (OII), Construtora Norberto Odebrecht S.A. (CNO), Andrade Gutierrez Participações S.A. (AG) and Fundo de Investimento em Participações Amazônia Energia II (FIP), in the process of bidding to be carried out by the Mining and Energy Ministry, for obtaining of the concession to use public assets for commercial operation of the Jirau hydroelectric project.

b)         Signing of the instrument of constitution of consortium and the commitment to constitute a special-purpose Company, as required by Aneel in the Tender announcement for the Jirau hydroelectric project.

c)          Subscription by Cemig GT of shares in Jirau Participações S.A. (JPSA), with a 10% share of the voting capital;

d)         Orientation of a vote in favor to the representative of Cemig GT at the Extraordinary General Meeting of JPSA that decides on the entry of Cemig GT as a stockholder through paying-up of the capital injections as dealt with above and the changes in the bylaws relating to the registered capital.

e)          Signing of the Stockholders’ Agreement of Jirau Participações S.A. and Other Matters, establishing the commitments of the stockholders in relation to the obligation to subscribe and pay up the increase in the company’s capital and to regulate the relationships between the parties, as stockholders, establishing reciprocal guidelines, rights and obligations, to provide for the construction and commercial operation of the above mentioned enterprise through JPSA.

f)          Signing of a Memorandum of Understanding that establishes the procedures and periods to be complied with if Cemig GT, AG or FIP disagree in relation to the value of the bid, in the event of it being considered the winning bid.

g)         Signing of the counter-guarantee contract, to obtain guarantee insurance of the proposal for participation of Cemig GT in Aneel auction 005/2008 for the Jirau hydroelectric project, between Unibanco AIG Seguros S.A. and Cemig GT, AG, OII, CNO, Furnas and FIP, with period of validity up to December 31, 2008 or up to the presentation of the guarantee of completion of the contract, as per the tender announcement for the said Auction.

h)         Consent by Cemig GT to the corporate governance practices already approved by JPSA.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

IV        The Board delegated to the Executive Board, up to December 31, 2008, the competency to authorize the signing of electricity sale contracts, after hearing the opinion of the Energy Risk Management Committee, such as individually have amount of five million Reais or more, including when entered into between Cemig GT and any of its stockholders or companies that are controlling stockholders thereof, whether they are by them controlled or under common control, and respective Amendments and Rescissions, and the Board of Directors must be advised of the instruments approved by the Executive Board in the meeting following the approval.

V          Approval with abstention and vote against: The matter relating the Jirau hydroelectric project, mentioned in item III, sub-items “a” to “h”, above, was approved, with Board Member Carlos Augusto Leite Brandão abstaining and Board Member Wilton de Medeiros Daher voting against.

VI        The following spoke on general matters and business of interest to the Company:

The Chairman

Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais and Aécio Ferreira da Cunha.

Director:	José Carlos de Mattos.

The following were present:

Board Members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Guilherme Horta Gonçalves Júnior, Francisco de Assis Soares and Lauro Sérgio Vasconcelos David.

CEO and Vice-chairman:	Djalma Bastos de Morais.

Directors and Board members:	Fernando Henrique Schüffner Neto and Marco Antonio Rodrigues da Cunha.

Director:	José Carlos de Mattos; and

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

4.             Summary of Minutes of the 67th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 8, 2008

Cemig Geração e Transmissão S.A.

Listed company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 67th meeting of the Board of Directors

Date, time and place:	May 8, 2008, at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B 1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais.
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all replied in the negative.

II          The Board approved the minutes of this meeting.

III         The Board authorized, with the alteration proposed by the Chairman, the adoption of the procedures necessary for presentation of the document of pre-qualification of Cemig GT in Aneel auction 004/2008, as per auction announcement published on March 31, 2008, with a view to granting of the concession for provision of public electricity transmission services including the construction, operation and maintenance of transmission facilities of the national grid in accordance with the following conditions and provisions:

a)          qualification, in agreement with the partnerships defined in sub-item “b”, below, for lots D, E, F, G, H, I, J and K.

b)         Development of partnerships for participation in the said Auction, as follows: Lot D: Cemig GT will be member of the consortium resulting from the public invitation made by Eletronorte, with participation limited to the state-owned portion of the group, or will participate (with up to 49%) with Empresa Amazonense de Transmissão de Energia – EATE and/or with a private group; Lots E, F, G, H, I, J and K: Cemig GT (participation limited to 49%) and Empresa Catarinense de Transmissão de Energia – ECTE.

c)          The necessary contractings for participation in the said Auction, as stipulated in the respective Auction Announcement and in the forms agreed with the partners, of a broker for the Auction, a company to advise in the economic-financial evaluation of the enterprises and contracting of a bid guarantee, also signing of a consortium constitution undertaking,

d)                            Payment of the charges due under the auction announcement and in the portions corresponding to its participation in the respective lots; and also approval of the signing, for each lot, of the Undertaking with the partners, with a view to establishing basic principles and conditions of these partnerships. Pre-qualification of Cemig GT for the above mentioned Auction, jointly with other partners, does not mean that participation in the projects is obligatory, which matter shall be the subject of future consideration by the Executive Board and the Board of Directors.

IV        Vote against: The Board Member Wilton de Medeiros Daher voted against the matter relating to pre-qualification of Cemig GT in lots of Aneel auctions 004/2008, mentioned in item III, above.

V          The following spoke on general matters and business of interest to the Company:

The Chairman

Board Members:	André Araújo Filho, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima and Wilton de Medeiros Daher.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

The following were present:

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher and Paulo Sérgio Machado Ribeiro.

CEO and Vice-chairman:	Djalma Bastos de Morais.

Director and Board member:	Fernando Henrique Schüffner Neto; and

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

5.             Summary of Minutes of the 68th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 13, 2008

Cemig Geração e Transmissão S.A.

Listed company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 68th meeting of the Board of Directors

Date, time and place:	May 13, 2008, at 3.30 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araújo de Lacerda.
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all replied in the negative.

II          The Board approved:

a)          The proposal of the Board Member Marcio Araujo de Lacerda, to change the composition of the Committees of the Board of Directors, to the following:

Board of Directors’ Support Committee;

Fernando Henrique Schüffner Neto (Coordinator), Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Leandro Silva, Paulo Sérgio Machado Ribeiro, Lauro Sérgio Vasconcelos David, Marco Antonio Rodrigues da Cunha, João Camilo Penna and Guy Maria Villela Paschoal;

Governance Committee:	Marcio Araujo de Lacerda (Coordinator), Britaldo Pedrosa Soares, Djalma Bastos de Morais and Wilton de Medeiros Daher;

Human Resources Committee:	João Camilo Penna (Coordinator), Alexandre Heringer Lisboa, Evandro Veiga Negrão de Lima and Lauro Sérgio Vasconcelos David;

Strategy Committee:

José Castelo Branco da Cruz (Coordinator), Aécio Ferreira da Cunha, Evandro Veiga Negrão de Lima, Paulo Sérgio Machado Ribeiro, Jeffery Atwood Safford, Lauro Sérgio Vasconcelos David and Marco Antonio Rodrigues da Cunha;

Finance Committee:	Jeffery Atwood Safford (Coordinator), Alexandre Heringer Lisboa, Andréa Leandro Silva, Fernando Henrique Schüffner Neto and Lauro Sérgio Vasconcelos David;

Audit and Risks Committee:	Evandro Veiga Negrão de Lima (Coordinator), Francelino Pereira dos Santos, Airton Ribeiro de Matos and Lauro Sérgio Vasconcelos David.

b)         Project 1893/08 – the Lafaiete 1 substation – expansion, and also authorization for opening of the respective tender proceedings) and making of the purchases/contracting of services.

c)          Project 1892/08 – Installation of the third 500-138-13.8 kV (300MVA) transformer at the São Gonçalo do Pará power station, and also authorization for opening of the respective tender proceedings and making of the purchases/contracting of services.

d)         Project 1890/08 – Conversion from 138kV to 345kV of the Pirapora 2–Várzea da Palma Transmission Line, and authorization for opening of the respective tender proceedings and making of the purchases/contracting of services; and

e)          The minutes of this meeting.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

III         The Board authorized:

a)          Opening of administrative tender proceedings, and acquisition by the Price Registration System, of A1 fuel oil to be used in the Igarapé thermal generation plant for a period of three years, from the issuance of the first Purchase Order, from July 2008 to July 2011, with annual supply estimated at two hundred thousand tons, limited to six hundred tons in the three-year period.

b)         Opening of administrative tender proceedings, and contracting of the services of leasing of one thousand, one hundred and ninety three passenger vehicles, utility vehicles, light trucks and trucks, for a maximum period of sixty months, being: one thousand and six vehicles for Cemig D and one hundred and eighty seven vehicles for Cemig GT.

c)          Signing of the fourth amendment to the debt assumption undertaking agreed in the private instrument of adjustment of reserves to be amortized of the Defined Benefit (BD) and Balances (A) private pension plans between Forluz, Cemig, Cemig D and Cemig GT, to provide for the payments in kind to Forluz of the real estate property situation at Avenida Barbacena, 1219, in Belo Horizonte, Minas Gerais.

d)         Presentation of an indicative and non-binding proposal for acquisition of up to 49% of the registered capital of a wind energy generation company.

e)          Subscription by the company to the rules for qualification of banking institutions with the view to provision of banking services to Cemig, and also signing of the respective contracts with the qualified institutions, through Cemig’s administrative qualification process for the period of sixty months.

f)          The Executive Board to declare, monthly, interest on equity, subject to the maximum annual limit permitted by the legislation (TJLP rate on stockholders’ equity); to optimize the tax benefits for decision on the allocation of interest on equity; and to determine the locations and processes of payments and effect the imputation of the interest on equity on accounts of the minimum obligatory dividend.

g)         Signing of the private instrument of advance against future capital increase (AFAC), with Furnas Centrais Elétricas S.A. and with Baguari Energia S.A. as consenting party, to establish the terms and conditions which shall govern the carrying out of the advance against capital increase of Baguari Energia S.A., which is the responsibility of Furnas.

h)         Opening of administrative tender proceedings, and also contracting of third party liability insurance for members of the Board of Directors and the Audit Board, members of the Executive Board, and employees who legally act by delegation of the Managers (D&O), for coverage of court expenses, fees of counsel and indemnities rising from legal and administrative proceedings, whether on plaintiff or defendant side, during or after their respective periods of office, arising from facts or events related to the exercise of their own functions such as do not violate provisions of law or of the bylaws, for a period of twelve months, extendible for up to forty-eight months, with a maximum limit of sixty months, canceling CRCA 057/2005.

IV        The Board cancelled CRCA 039/2006, which authorized the sale of energy generated by the Igarapé thermal plant, through auction.

V          The Board ratified the signing, with Cemig GT and the National System Operator (ONS) as consenting parties, of the assignment undertaking under the contract for use of the transmission systems (CUST) 050/2005, of September 17, 2007, relating to the Aimorés hydroelectric complex, with a view to transfer of the rights and obligations of the said contract, from CVRD (Companhia Vale do Rio Doce) to Valesul Alumínio S.A.

VI        Vote against: The Board Member Wilton de Medeiros Daher voted against the proposal relating to the indicative and non-binding bid for a stockholding interest in a wind generation company, mentioned in item III, sub-item “d”, above.

VII       The following spoke on general matters and business of interest to the Company:

The Chairman

CEO and Vice-chairman:	Djalma Bastos de Morais.

Board Members:	André Araújo Filho, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, José Castelo Branco da Cruz, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher and João Camilo Penna.

Director:	José Carlos de Mattos.

Superintendents:	Luiz Felipe da Silva Veloso.

The following were present:

Board Members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, José Castelo Branco da Cruz, Maria Estela Kubitschek Lopes, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, Paulo Sérgio Machado Ribeiro, Franklin Moreira Gonçalves, Guy Maria Villela Paschoal, Jeffery Atwood Safford, Lauro Sérgio Vasconcelos David and Maria Amália Delfim de Melo Coutrim.

CEO and Vice-chairman:	Djalma Bastos de Morais.

Director and Board member:	Fernando Henrique Schüffner Neto.

Fiscal Board:	Aristóteles Luiz Menezes Vasconcellos Drummond and Marcus Eolo de Lamounier Bicalho.
Director:	José Carlos de Mattos.

Superintendents:	Luiz Felipe da Silva Veloso; and

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

6.             Summary of Minutes of the 69th Meeting of the Board of Directors, Cemig Distribuição SA., May 13, 2008

Cemig Distribuição S.A.

Listed company – CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 69th meeting of the Board of Directors

Date, time and place:	May 13, 2008, at 11.30 a.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araújo de Lacerda and Djalma Bastos de Morais.
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all replied in the negative.

II          The Board approved:

a)          The proposal of Board Member Marcio Araujo de Lacerda, to change the composition of the committees of the Board of Directors to the following:

Board of Directors’ Support Committee:

Fernando Henrique Schüffner Neto (Coordinator), Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Leandro Silva, Paulo Sérgio Machado Ribeiro, Lauro Sérgio Vasconcelos David, Marco Antonio Rodrigues da Cunha, João Camilo Penna and Guy Maria Villela Paschoal.

Governance Committee:	Marcio Araujo de Lacerda (Coordinator), Britaldo Pedrosa Soares, Djalma Bastos de Morais and Wilton de Medeiros Daher.

Human Resources Committee:	João Camilo Penna (Coordinator), Alexandre Heringer Lisboa, Evandro Veiga Negrão de Lima and Lauro Sérgio Vasconcelos David.

Strategy Committee:

José Castelo Branco da Cruz (Coordinator), Aécio Ferreira da Cunha, Evandro Veiga Negrão de Lima, Paulo Sérgio Machado Ribeiro, Jeffery Atwood Safford, Lauro Sérgio Vasconcelos David and Marco Antonio Rodrigues da Cunha.

Finance Committee:	Jeffery Atwood Safford (Coordinator), Alexandre Heringer Lisboa, Andréa Leandro Silva, Fernando Henrique Schüffner Neto and Lauro Sérgio Vasconcelos David.

Audit and Risks Committee:	Evandro Veiga Negrão de Lima (Coordinator), Francelino Pereira dos Santos, Airton Ribeiro de Matos and Lauro Sérgio Vasconcelos David.

b)                            Project: Maintenance of the measurement system, authorizing the opening of the respective tender proceedings and making of the purchases/contracting of the services.

c)          The minutes of this meeting.

III         The Board authorized:

a)          Opening of proceedings for exemption from tender, and direct contracting of the Minas Gerais Broadcasting Development Association, with the TV Minas – Cultural e Educativa Foundation as consenting party, to establish conditions and procedures to regulate broadcasting of the Program “TV Cemig” on the Rede Minas channel, for a period of twelve months, able to be extended upon signing of an Amendment, for up to forty eight months, with a maximum limit of sixty months.

b)                            Two hundred thousand Reais, to the project for refurbishment of the building of the division for orientation and protection for children and adolescents (DOPCAD), of the Minas Gerais civil police, duly registered with the State Children’s and Adolescents’ Council of Minas Gerais.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

c)          Tax-incentive donation of six hundred thousand Reais to the Vitasopa project of the voluntary social assistance service (Servas), duly registered with the State Children’s and Adolescents’ Council of Minas Gerais.

d)         With the alteration proposed by the Chairman:

1)         signing of the agreement for regularization of outstanding matters and conditional settlement of the contract for implementation of the Light for Everyone (Luz Para Todos) program, with the Integrators, in the following lots: Lot 1: CBPO Engenharia Ltda., Lot 2: Construtora Andrade Gutierrez S.A., Lot 3: Construtora Queiroz Galvão S.A. and Lot 4: CBPO Engenharia Ltda..

2)         payment of the contractual adjustment to those Integrators, obeying, in the interpretation of the parametric formula of Clause 13 of the Contracts, the recommendations issued by the Audit Court of the State of Minas Gerais, thus rectifying the decision on the subject contained in CRCA 046/2007.

3)         Revision of the following projects:

990/03:	Cemig Rural Electrification Program;

1274/05:	Light for Everyone Program, adjusting its budget.

4)         Supplementation of the investment budget for 2008 to cover revision of the 990/03 and 1274/05 projects in 2008, above mentioned.

5)         Payment of the additional services related to the Light for Everyone Program, conditional upon satisfactory delivery of the material in possession of the Contracted Companies.

e)          Opening of proceedings for exemption from tender and contracting of IBM Brasil – Indústria, Máquinas e Serviços Ltda., of the rights for use of software for a mainframe environment that complies with the company’s consumers systems (SICO) and upgrade to this environment for a period of up to twelve months.

f)          Opening of Administrative tender proceedings, and contracting of the services of leasing of one thousand one hundred and ninety three passenger vehicles, utility vehicles, light trucks and trucks, for the maximum period of sixty months, being one thousand and six vehicles for Cemig D and one hundred and eighty seven vehicles for Cemig GT.

g)         Opening of Administrative Tender Proceedings, and also contracting of third party liability insurance for members of the Board of Directors and the Audit Board, members of the Executive Board, and employees who legally act by delegation of the Managers (D&O), for coverage of court expenses, fees of counsel and indemnities rising from legal and administrative proceedings, whether on plaintiff or defendant side, during or after their respective periods of office, arising from facts or events related to the exercise of their own functions such as do not violate provisions of law or of the bylaws, for a period of twelve months, extendible for up to forty-eight months, with a maximum limit of sixty months, canceling CRCA 057/2005.

h)         Subscription by the company to the rules for qualification of banking institutions with a view to provision of banking services to Cemig, and also to enter into the respective contracts with the qualified institutions, through Cemig’s administrative qualification procedure, for a period of sixty months.

i)           – the Executive Board to declare, monthly, interest on equity, obeying the maximum annual limit permitted by the legislation; to optimize the tax benefits for the decision on the allocation of interest on equity; and to determine the locations and processes of payment and to effect the imputing of the interest on equity against the minimum dividend.

j)           Contracting of lending transactions, in the agro-industrial credit mode, the funds being used in the purchase of energy for retail to rural consumers or in payment of debts contracted with Banco do Nordeste do Brasil S.A. and Banco do Brasil S.A.

IV        The Board ratified the tax-incentive donation in the amount of two hundred and sixty thousand Reais, to the “Values of Minas” program, of Servas, duly registered with the State Children’s’ and Adolescents’ Council of Minas Gerais.

V          The Board re-ratified:

a)          CRCA 005/2008, altering the financial participation of the federal government in project 1874/08 – second phase of the Light for Everyone Program, in the form of financing, via RGR funding, and also the value of the contracting of the minimum team to make possible the finalization of formatting of the Program and the measures that will permit increase and execution of the connections in this business year, while the other terms of that CRCA remain unchanged.

b)         CRCA 054/2007, to alter the condition mentioned in sub-item “c”, to make possible payment in kind to Forluz, of the real estate property situated at Avenida Barbacena, 1219, Belo Horizonte, Minas Gerais, the other terms of that CRCA remaining unchanged.

VI        Vote against: The Board Member Wilton de Medeiros Daher voted against the matters relating to the Light for Everyone Program, mentioned in item III, sub-item “d”, and to the Light for Everyone Program II – Second Phase, mentioned in item V, sub-item “a”, above.

VII       Abstention: The Board Member Maria Estela Kubitschek Lopes abstained from voting on the matter relating to contracting of the rights for use of software and upgrade of environment with IBM Brasil – Indústria, Máquinas e Serviços Ltda., mentioned in item III, sub-item “e”, above.

VIII      Calling of meeting: The Chairman called the Board Members to a meeting to be held on May 15, 2008, at 10 AM.

IX        The following spoke on general matters and business of interest to the Company:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, André Araújo Filho, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, José Castelo Branco da Cruz, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher and João Camilo Penna.

Director:	José Maria de Macedo.

Superintendent:	Manoel Bernardino Soares.

The following were present:

Board Members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, José Castelo Branco da Cruz, Maria Estela Kubitschek Lopes, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, Paulo Sérgio Machado Ribeiro, Franklin Moreira Gonçalves, Guy Maria Villela Paschoal, Jeffery Atwood Safford, Lauro Sérgio Vasconcelos David and Maria Amália Delfim de Melo Coutrim.

CEO and Vice-chairman:	Djalma Bastos de Morais.

Director and Board member:	Fernando Henrique Schüffner Neto.

Fiscal Board:	Aristóteles Luiz Menezes Vasconcellos Drummond and Marcus Eolo de Lamounier Bicalho.

Director:	José Maria de Macedo

Superintendents:	Manoel Bernardino Soares, Ricardo José Charbel and Eduardo Luiz de Oliveira Ferreira; and

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

7.             Summary of Minutes of the 70th Meeting of the Board of Directors, Cemig Distribuição S.A., May 15, 2008

Cemig Distribuição S.A.

Listed company – CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 70th meeting of the Board of Directors

Date, time and place:	May 15, 2008, at 10 a.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all replied in the negative.

II          The Board approved the minutes of this meeting.

III         The Board authorized: Signing of an undertaking with the federal government, through the Mining and Energy Ministry, and the State of Minas Gerais, with Cemig, Aneel and Eletrobrás as consenting parties, valid until April 30, 2009, to establish the basic premises for implementation of the “Light for Everyone” program to provide universal access to electricity in Brazil, in Cemig’s concession area in the state of Minas Gerais, to 55,000 new consumers in rural areas.

IV        Abstention: The Board Member Wilton de Medeiros Daher abstained from voting on the matter in item III, above.

V          The following spoke on general matters and business of interest to the Company:

CEO and Vice-chairman:	Djalma Bastos de Morais.

Board Members:	Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima and José Castelo Branco da Cruz

The following were present:

CEO and Vice-chairman:	Djalma Bastos de Morais.

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, José Castelo Branco da Cruz, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher and Paulo Sérgio Machado Ribeiro; and

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

8.             Summary of Principal Decisions of the 74th Meeting of the Board of Directors, Cemig Distribuição S.A., July 31, 2008

CEMIG DISTRIBUIÇÃO S.A

Listed company

CNPJ N° 06.981 .180/0001-16

Summary of principal decisions

At its 74th meeting, held on July 31, 2008, the Board of Directors of Cemig Distribuição S.A. approved the following:

1.          Filing of a legal action.

2.          Contracting of consultancy services.

3.          Project: Protection of Revenue from Non-technical Losses and Consumer Defaults.

4.          Rule for qualification of banking institutions and contracting of cash centralization services.

5.          Signing of an undertaking for assignment of rights and obligations.

6.          Signing of a document giving permission for use of infrastructure and an area.

7.          Changes in the composition of the Committees of the Board of Directors.

Cemig General Secretariat Office – SG.

9.             Summary of Principal Decisions of the 73rd Meeting of the Board of  Directors, Cemig Geração e Transmissão S.A., July 31, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 73rd meeting, held on July 31, 2008, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following matters:

1.          Filing of a legal action.

2.          Contracting of consultancy services.

3.          Project: Automation of Transmission.

4.          Project: Automation of the Large Hydroelectric Plants.

5.          Project: Expansion of the Barreiro Substation.

6.          De-activation of the Formoso Thermal Plant.

7.          Rule for qualification of banking institutions and contracting of cash centralization services.

8.          Signing of an amendment to the Generation Concession Contract for the Aimorés Hydroelectric Plant.

9.          Participation in Aneel Auction 03/2008.

10.        Changes in the composition of the Committees of the Board of Directors.

10.           Summary of Minutes of the 438th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, July 31, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company

CNPJ N° 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF MINUTES OF THE 438TH MEETING OF THE BOARD OF DIRECTORS

At its meeting held on July 31, 2008, the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

1.          Filing of a legal action.

2.          Assignment of an employee to Empresa de Infovias S.A.

3.          Signing of a letter of intent and undertakings for assignment of rights and obligations.

4.          Registry of GASMIG with the CVM and orientation for votes in meetings.

5.          Participation in Aneel Auction 03/2008.

6.          Changes in the composition of the Committees of the Board of Directors.

7.          Contracting of consultancy services.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Tel.: +55-31 3506-5024 - Fax +55 31 3506-5025

11.           Summary of Minutes of the 439th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, August 14, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64; NIRE 31300040127

SUMMARY OF MINUTES OF THE 439TH MEETING OF THE

BOARD OF DIRECTORS

At its meeting held on August 14, 2008, the Board of Directors of Companhia Energética de Minas Gerais approved the following structure for the Executive Board as from August 18, 2008:

•	CEO and Vice-Chairman of Cemig:
Djalma Bastos de Morais

•	Chief Distribution and Sales Officer:
Fernando Henrique Schüffner Neto

•	Chief Officer for Finance, Investor Relations Officer and Control of Holdings:
Luiz Fernando Rolla

•	Chief Energy Generation and Transmission Officer:
Luiz Henrique de Castro Carvalho

•	Chief Corporate Management Officer:
Marco Antonio Rodrigues da Cunha

•	Chief New Business Development Officer:
José Carlos de Mattos

•	Chief Trading Officer:
Bernardo Afonso Salomão de Alvarenga

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

12.           Summary of Principal Decisions of the 75th Meeting of the Board of Directors, Cemig Distribuição S.A., August 14, 2008

CEMIG DISTRIBUIÇÃO S.A.

Listed company – CNPJ 06.981.180/0001-16

SUMMARY OF PRINCIPAL DECISIONS

At its meeting held on August 14, 2008, the Board of Directors of Cemig Distribuição S.A. approved the following structure of the Executive Board as from August 18, 2008:

•	CEO and Vice-Chairman of Cemig:
Djalma Bastos de Morais

•	Chief Distribution and Sales Officer:
Fernando Henrique Schüffner Neto

•	Chief Officer for Finance, Investor Relations Officer and Control of Holdings:
Luiz Fernando Rolla

•	Director without specific designation:
Luiz Henrique de Castro Carvalho

•	Chief Corporate Management Officer:
Marco Antonio Rodrigues da Cunha

•	Chief New Business Development Officer:
José Carlos de Mattos

•	Chief Trading Officer:
Bernardo Afonso Salomão de Alvarenga

Cemig General Secretariat Office – SG.

13.           Summary of Principal Decisions of the 74th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 14, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

SUMMARY OF PRINCIPAL DECISIONS

At its meeting held on August 14, 2008, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following structure of the Executive Board as from August 18, 2008:

•	CEO and Vice-Chairman of Cemig:
Djalma Bastos de Morais

•	Director without specific designation:
Fernando Henrique Schüffner Neto

•	Chief Officer for Finance, Investor Relations Officer and Control of Holdings:
Luiz Fernando Rolla

•	Chief Energy Generation and Transmission Officer:
Luiz Henrique de Castro Carvalho

•	Chief Corporate Management Officer:
Marco Antonio Rodrigues da Cunha

•	Chief New Business Development Officer:
José Carlos de Mattos

•	Chief Trading Officer:
Bernardo Afonso Salomão de Alvarenga

1

14.           Earnings Release – 2Q 2008

Cemig’s CEO, Djalma Bastos de Morais, said:

“Cemig’s excellent results in the second quarter of 2008 reflect the assertiveness of our Long-term Strategic Plan, reaffirming our leadership, which is the fruit of a carefully thought-out investment policy – and this is indicated by the fact that we are growing in an intense and balanced way.

We seek continuous improvement of our services through unequaled standards of operational excellence. Our success in this can be seen in our increasing productivity indices, which enable us to supply safe energy of high quality, and principally a product that respects the whole of society around us.

With the investments currently in progress we will grow in electricity generation, distribution and transmission, and we are also attentive to all the opportunities for acquisitions that add value and profitability to our business. For example, we have recently signed the largest contract ever made for supply of electricity in Brazil, with the Votorantim group, for a total of approximately R$ 10.5 billion – illustrating our skill and agility to operate profitably in a sector that is increasingly dynamic and competitive, and positioning Cemig as a nationwide Brazilian supplier of electricity to the country’s most important industrial groups.

In the second quarter we went through the process of tariff review, which in our view was successful and demonstrated the maturity of Brazil’s regulatory framework. The reduction in our tariff was in line with our financial projections, leading the maintenance of our guidance.

We continue to do our homework, growing in all the sectors, in a balanced fashion, focusing on operational excellence, mitigating risks and taking advantage of all the synergies that an integrated company on Cemig’s scale can offer”.

Luiz Fernando Rolla, Cemig’s Chief Officer for Finance, Investor Relations and Control of Holdings, comments as follows:

“In the second quarter we continued to generate consistent, robust cash flow, the result of our operations which incessantly seek to add valor and profitability to our business.

Our Ebitda in the quarter, of R$ 982 million, with Ebitda margin of almost 37%, reflects our policy of reduction and control of operational costs and maintaining of high levels of operational efficiency. This new level of cash flow is in line with the amounts estimated in our financial forecasts and in our Long-term Strategic Plan, and reflects the correctness of our growth strategy through acquisitions and new projects, within the process of consolidation of the sector.

Our last-twelve-months Ebitda now exceeds R$ 4.2 billion, showing that our results are solid and consistent.

The impact on our cash flow of the tariff review of Cemig Distribuição will be mitigated by our portfolio of businesses – since the Cemig Group’s interests include nearly 43 companies, and 7 consortia, with operations that generate synergy and are increasingly profitable.

We are ready to operate in a decisive fashion to adapt the distribution operation to the regulatory limits, focusing on reduction of costs and adjustment of processes, to increase operational efficiency.

Our economic and financial indicators are increasingly strong, and we are disposed to participate, in a way that will be profitable and rewarding for stockholders, in all the opportunities that the electricity sector has to offer in 2008, whether they are acquisitions or new projects, through strategic partnerships.

Our investment policy, within the principles of our Long-term Strategic Plan, allied to the incessant quest for efficiency, has provided generation of value and returns for our stockholders, in a sustainable and growing manner.

The figures in this release, giving the highlights of our 2Q results, are sound testimony to our continuing success. This release gives the main highlights of our second quarter of 2008:”

• Highlights of 2Q08:

• Ebitda:	R$ 982 million

• Net profit:	R$ 599 million

• Net sales revenue:	R$ 2.6 billion

• Brazil’s largest-ever electricity contract:	R$ 10.5 billion

• Summary numbers

	Figures in R$ million
	2Q 2008	2Q 2007	Change, %
Energy sold, GWh*	14,412	13,922	3.51
Gross revenue	4,040	3,991	1.22
Net sales revenue	2,626	2,546	3.14
Ebitda	982	1,057	-7.09
Net profit	599	515	16.37

* Includes figures for Light S.A.

•                                        Gross revenue from supply of electricity

Gross revenue from electricity supply in 2Q08 was R$ 3.326 billion, 0.5% more than in 2Q07 (R$ 3.309 billion).

The main impacts on 2Q08 revenues came from:

•                  Tariff readjustment of Cemig Distribuição, reducing consumer tariffs by an average of 12.08%, since April 8, 2008.

•                  Increase in consumer tariffs averaging 5.16%, since April 8, 2007 (full effect in 2008).

•                  Volume of energy invoiced to final consumers 3.52% higher (this excludes Cemig’s own internal consumption).

Revenues from energy sold to other concession holders totaled R$ 300.824 million in 2Q08, 8.42% more than in 2Q07 (R$ 277.460 million). This reflects both the higher average tariff and also volume of energy sold 5.01% higher (2,841,300 MWh in second quarter 2008, vs. 2,705,788 MWh in second quarter 2007).

	MWh(*)			R$
	2Q08	2Q07	Change, %	2Q08	2Q07	Change, %
Residential	2,261,334	2,196,369	2.96	1,106,731	1,127,097	(1.81)
Industrial	6,390,225	6,147,550	3.95	959,230	832,399	15.24
Commercial, services, other	1,463,691	1,420,811	3.02	650,125	647,089	0.47
Rural	504,412	545,100	(7.46)	131,989	148,178	(10.93)
Public authorities	274,008	256,362	6.88	110,574	103,026	7.33
Public illumination	309,487	303,276	2.05	76,880	79,610	(3.43)
Public service	354,238	332,902	6.41	97,213	93,778	3.66
Sub-total	11,557,395	11,202,370	3.17	3,132,742	3,031,177	3.35
Own consumption	13,409	11,202,370	3.17
Low-income consumers subsidy	—	13,853	(3.21)	21,811	21,797	0.06
Retail supply not invoiced, net	—	—		(129,630)	(21,133)	513.40
	11,570,804	11,216,223	3.16	3,024,923	3,031,841	(0.23)
Transactions on CCEE	2,841,300	2,705,788	5.01	300,824	277,460	8.42
Total	14,412,104	13,922,011	3.52	43,872	3,309,301	0.50

(*) MWh figures not revised by External Auditors

•                                        Revenue from use of the grid

This refers to the TUSD, charged to free consumers on the energy sold and also to the revenue from use of the basic transmission grid of Cemig GT, and showed an increase of 11.56% in the quarters compared. (R$ 532.266 million in 2Q08, R$ 477.111 million in 2Q07).

•                                        Ebitda

The lower Ebitda in the second quarter of 2008 compared to second quarter 2007 mainly reflects operational costs (excluding the effects of the expenses on depreciation and amortization) 5.43% higher. The lower operational performance in 2Q08 than in 2Q07 was reflected in Ebitda margin, which was 40.44% in 2007 and 38.46% in 2008.

EBITDA, R$ ’000		2Q08	2Q07	Change, %

Net profit		599,277	514,997	16.37.28
+	Income tax and Social Contribution	324,703	182,999	77.435
+	Profit shares	21,909	21,298	2.87
+ / –	Non-operational revenue (expenses)	2,279	13,100	(82.60)
–	Financial revenue (expenses)	(184,275)	56,269	(427.49)
+	Amortization and depreciation	170,375	200,006	(14.82)
Minority interests		47,759	69,928	(31.70)
EBITDA		982,027	1,058,597	(7.23)

•                                   Net profit

Cemig’s net profit in 2Q08 was R$ 599.277 million, 16.37% higher than the 2Q07 net profit of R$ 514.997 million. An important factor is the higher result in Financial revenue (expenses) in 2008 – positive net financial revenue of R$ 184.275 million, compared to net financial expense of R$ 56.269 million in 2007.

•                                         Capital expenditure (R$ million)

	Actual			Planned
Business	2006	2007	2Q08	2008
CEMIG Geração e Transmissão	156	315	76	883
Generation	98	281	71	266
Transmission - Basic grid	58	34	5	617
CEMIG Distribuição	1,238	601	315	1,119
Sub-transmission	83	67	70	416
Distribution	1,155	534	245	703
Expansion and strengthening of existing networks	226	310	90	380
Light for Everyone program (Phases I+ II)	884	124	127	194
Other	45	100	28	129
Holding company	558	10	13	137
Capital injections	33	6	11	131
Other	1	4	2	6
Funding RME - 25% - Acquisition: Light	175	—	—	—
Acquisition: TBE transmission companies	349	—	—	—
Investment projects, total	1,952	926	404	2,139

* Estimated amounts are as per corporate plan for 2007–2011.

•                                        Non-controllable costs

The difference between the sums of non-controllable costs used as a reference in the calculation of the tariff adjustment and the disbursements in fact made (referred to as the “CVA”) are compensated for in the subsequent tariff adjustments, and are recorded in Assets and Liabilities. Due to the change in Aneel’s plan of accounts, some items were transferred to Deductions from operational revenues. See more information in Explanatory Notes 2 and 7 to the Quarterly Information (ITR).

•                                        Deductions from operational revenues

Summary (Figures in Thousand of Reais)

	2Q08	2Q07	Change, %
ICMS tax	774,297	767,384	0.90
Cofins tax	301,350	286,009	5.36
PIS and Pasep taxes	60,542	67,708	(10.58)
ISS (value-added tax on services)	1,075	(55)	2,054.55
	1,137,264	1,121,046	1.45

RGR – Global Reversion Reserve	43,207	32,198	34.19
Energy Efficiency Program – PEE	9,806	8,871	10.54
Energy Development Account – CDE	99,314	99,010	0.31
Fuel Consumption Account (CCC)	110,258	97,422	13.18
Research and Development – R&D	6,879	6,948	(0.99)
Science and Technology Development Fund (FNDCT)	6,253	6,753	(7.40)
Energy System Expansion Research (EPE / Energy Ministry)	1,687	1,158	45.68
Emergency Capacity Charge	10	(126)	107.94
	277,414	252,234	9.98
	1,414,678	1,373,280	3.01

•                                    Deductions from operational revenues (continued)

Fuel Consumption Account – CCC

The deduction from revenue relating to the CCC was R$ 110.258 million in 2Q08, compared to R$ 97.422 million in 2Q07, representing an increase of 13.18%. This relates to the operational costs of thermal plants in the Brazilian grid and isolated systems, shared between electricity concession holders according to an Aneel Resolution. It is a non-controllable cost; the amount deducted from revenue is passed through to tariffs.

Energy Development Account – CDE

The deduction from revenue for the CDE was R$ 99.314 million in 2Q08, compared to R$ 99.010 million in 2Q07, an increase of 0.31%. The payments are specified by an Aneel Resolution. This is a non-controllable cost; the amount deducted from revenue is passed through to tariffs.

The other deductions to revenue related to taxes calculated on the percentage of turnover, so their variations are directly proportional to the changing revenue.

•                                         Operational costs and expenses

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 1.814 billion in 2Q08, 7.53% higher than in 2Q07 (R$ 1.687 billion). Main factors were higher personnel expenses, post-employment benefits and expenses on electricity bought for resale, partially offset by lower operational provisions and charges for use of the basic transmission grid: The main changes in expenditures are below:

Personnel expenses

Personnel expenses in 2Q08 were R$ 293.499 million, compared to R$ 254.101 million in 2Q07, 15.50% higher. This reflects the 5.0% wage increase given to employees in November 2007, and the provision of R$ 39.753 million, in the second quarter of 2008, for the voluntary dismissal program (PPD).

Electricity purchased for resale

This expense in 2Q08, at R$ 726.657 million, was 11.57% higher than the R$ 651.324 million in 2Q07. It is a non-controllable cost; the amount deducted from revenue is passed through to tariffs.

Depreciation and amortization

The expense on depreciation and amortization was R$ 170.375 million in 2Q08, 14.82% lower than in 2Q07 (R$ 200.006 million) – reflecting the depreciation of the “Special Obligations” as from April 8, 2008 (the date of the second tariff review cycle), in accordance with the change in the accounting rule set by Aneel.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 63.844 million in 2Q08, 114.96% higher than in 2Q07 (R$ 29.700 million). These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the assets of the plans, estimated by an external actuary. The higher expense in 2008 basically reflects the adjustment to the actuarial assumptions in December 2007, with reduction of interest rates, which increased the value of the actuarial obligations.

Operational provisions

Operational provisions in 2Q08 totaled R$ 27.344 million, which compares with R$ 51.264 million in 2Q07, a reduction of 46.66%. This reflects lower expense on provisions for doubtful receivables in 2Q08 – of R$ 4.487 million, compared to R$ 42.121 million in 2Q07(-89.34%).

•                                         Financial revenues (expenses)

	2Q08	2Q07	Change, %

FINANCIAL REVENUES
Revenue from cash investments	68,192	52,968	28.74
Arrears penalty payments on electricity bills	47,812	25,621	86.61
Interest and monetary variation on accounts receivable from Minas Gerais state government	8,921	8,988	(0.75)
Monetary variation of CVA	9,689	5,697	70.07
Monetary variation – General Agreement for the Electricity Sector	27,658	254,659	(89.14)
Monetary variation – Deferred Tariff Adjustment	28,307	24,584	15.14
FX variations	33,448	45,449	(26.41)
Pasep and Cofins taxes on financial revenues	(19,058)	2,929	(750.67)
Gains on financial instruments	2,164	1,277	69.46
Financial Compensation- RME	82.702	—	—
Adjustment to present value	8.071	—	—
Others	49,516-	21,963-	502.00
	347,222	52,968	(9.63)

FINANCIAL EXPENSES
Charges on loans and financings	(179,200)	(186,402)	(3.86)
Monetary variation – General Agreement for the Electricity Sector	(1,776)	(94,962)	(98.13)
Monetary updating – CCEE	—	(10,497)	(100.00)
Monetary variation of CVA	(10,539)	(6,812)	54.71
FX variations	10,204	4,297	137.47
Monetary variation – loans and financings	(27,908)	(1,759)	1.486.58
CPMF tax	(1,434)	(15,118)	(90.51)
Provision for losses on recovery of Extraordinary Tariff Recomposition and “Free Energy” amounts – updating	(7,397)	(119,948)	(93.83)
Adjustment to present value	(4,905)	—
Reversal of provision for PIS and Cofins taxes	108,090	—
Losses on financial instruments	(31,236)	(53,628)	(41.75)
Others	(17,046)	(15,575)	9.44
	(163,147)	(500,404)	(67.40)
	184,275	(56,269)	(523.34)

•                                         Financial revenues (expenses) (continued)

Financial revenue (expenses) differed significantly between 2Q08 and 2Q07. The main factors were:

•                 Revenue from cash investments R$ 15.224 million higher, due to a higher volume of cash invested in 2008.

•                 Revenue from penalty payments charged to clients for delay in payment of their electricity bills 86.61% higher, at R$ 47.812 million in the first half of 2008, compared to R$ 25.621 million in the first half of 2007. This is basically due to accounts received from major industrial consumers for consumption in prior years – the principal amounts of which were considerably less than the amounts added as penalty payments for delay in settlement.

•                 Financial revenues of R$ 82.702 million reported in first half 2008, for the financial compensation paid by the stockholders of RME for Cemig’s waiver of its right to exercise the option to purchase the generation assets of Light for a pre-agreed amount. Further details are in Explanatory Note 28 to the Quarterly Information (ITR).

•                 Revenue from monetary variation on the General Agreement for the Electricity Sector 89.14% lower – at R$ 27.658 million in 2008, compared to R$ 254.659 in 2007. This variation arises from the following factors:

•                 The lower value of regulatory assets in 2008, due to amortization of the principal regulatory assets constituted (RTE and Deferred Tariff Adjustment).

•                 Accounting, in the second quarter of 2007, of additional financial revenue in the amount of R$ 99.833 million, arising from criteria for updating, laid down by Aneel, for the asset relating to transactions in “Free Energy” during the rationing period. This procedure had no impact on the financial result of 2007 due to the constitution of a provision for losses in the same amount. As a result of this provision constituted in 2007, the account line Provision for Losses on Free Energy was 93.83% lower (R$ 7.397 million in 2008, compared to R$ 119.948 million in 2007).

•                 Revenue reported in 2008 of R$ 108.090 million from the final court decision in favor of Light, in an action challenging the application of PIS and Cofins taxation to financial revenue. Further information is given in Explanatory Note 21 to the Quarterly Information (ITR).

•     Revenue from adjustment to present value in 2008, in the amount of R$ 62.003 million, applied to the balance of some financings, debentures and obligations payable for concessions for consideration, in compliance with Law 11638. See more explanations in Explanatory Note 2 to the Quarterly Information (ITR).

•             Income tax and Social Contribution / Effective tax rate

Cemig’s expenses on income tax and the Social Contribution in 2Q08 totaled R$ 324.703 million, on profit before tax of R$ 993.648 million, a percentage of 22.80%. Cemig’s expenses on income tax and the Social Contribution in 2Q07 totaled R$ 94.061 million, on pre-tax profit of R$ 365.137 million, a percentage of 25.76%.

•             Disclaimer

Some statements and assumptions in this document are projections based on the viewpoint and assumptions of management, and involve risks and uncertainties both known and unknown. Future outcomes may differ materially from those expressed or implicit in such statements.

Contact:	Investor relations
ri@cemig.com.br
Tel. +55-31-3506-5024
Fax +55-31-3506-5026

Chart I

Energy Sales (Consolidated)

	Ner. of consumers		MWh		R$ thousand
	1st half		1st half		1st half
	2008	2007	2008	2007	2008	2007
Residential	8,902,261	8,664,083	4,497,914	4,405,064	2,256,007	2,201,447
Industrial	88,176	84,801	12,491,728	11,838,179	1,851,078	1,567,082
Commercial	845,028	826,672	2,941,221	2,815,002	1,318,046	1,252,897
Rural	573,724	550,271	960,835	933,543	269,534	262,036
Others	75,165	71,651	1,806,607	1,747,721	554,339	520,849
Own Consumption	1,165	1,154	26,515	27,391	—	—
Low-Income Consumers Subsidy	—	—	—	—	62,953	41,662
Unbilled Supply Regulatory Assets	—	—	—	—	38,807	—
Unbilled Supply, Net	—	—	—	—	(69,247)	(25,728)
Supply	84	44	5,563,520	6,403,092	551,307	457,768
Transactions on the CCEE	—	—	—	—	68,166	66,167
TOTAL	10,485,603	10,198,676	28,288,340	28,169,992	6,900,990	6,344,180

Chart II

Sales per Company

Cemig Distribution

2° Quarter 2008 Sales	GWh
Industrial	2,563
Residencial	3,536
Rural	955
Commercial	2,178
Others	1,437
Sub total	10,669
Wholesale supply	—
Total	10,669

Independent Generation

2° Quarter 2008 Sales	GWh
Horizontes	43
Ipatinga	181
Sá Carvalho	235
Barreiro	48
CEMIG PCH S.A	63
Rosal	124
Capim Branco	262
Total	956

Cemig Consolidated by Company

2° Quarter 2008 Sales	GWh	Participação
Cemig Distribution	10,669	38%
Cemig GT	15,194	54%
Wholesale Cemig Group	(1,338)	-5%
Wholesale Light Group	(165)	-1%
Independent Generation	956	3%
RME	2,972	11%
Total	28,288	100%

Cemig GT

2° Quarter 2008 Sales	GWh
Free Consumers	9,148
Wholesale supply	6,046
Wholesale supply Cemig Group	595
Wholesale supply bilateral contracts	5,451
Total	15,194

RME (25%)

2° Quarter 2008 Sales	GWh
Industrial	228
Residencial	962
Rural	6
Wholesale supply	634
Commercial	746
Others	396
Total	2,972

Chart III

Operating Revenues (consolidated)
Values in million of Reais

	2nd Q. 2008	1st Q. 2008	1st H. 2008	2nd Q. 2007	1st H. 2007	2007
Sales to end consumers	3,025	3,257	6,282	3,032	5,820	12,050
TUSD	358	309	667	342	658	1,314
Subtotal	3,383	3,566	6,949	3,374	6,478	13,364
Supply + Transactions in the CCEE	300	319	619	277	524	1,236
Revenues from Trans. Network	175	172	347	136	296	632
Gas Supply	97	92	189	68	132	297
Others	86	54	140	64	140	261
Subtotal	4,041	4,203	8,244	3,919	7,570	15,790
Deductions	(1,415)	(1,448)	(2,863)	(1,373)	(2,722)	(5,544)
Net Revenues	2,626	2,755	5,381	2,546	4,848	10,246

Chart IV

Operating Expenses (consolidated)
Values in millions of reais

	2nd Q. 2008	1st Q. 2008	1st H. 2008	2nd Q. 2007	1st H. 2007	2007
Purchased Energy	727	725	1,452	652	1,252	2,794
Personnel/Administrators/Councillors	294	284	578	254	493	968
Depreciation and Amortization	171	201	372	200	379	778
Charges for Use of Basic Transmission Network	183	173	356	181	328	650
Contracted Services	157	145	302	153	274	619
Forluz – Post-Retirement Employee Benefits	63	62	125	29	60	123
Materials	2	48	50	21	44	94
Royalties	31	34	65	34	72	137
Gas Purchased for Resale	56	54	110	32	62	154
Operating Provisions	28	96	124	52	157	291
Raw material for production	42	—	42	—	—	—
Other Expenses	60	47	107	79	158	343
Total	1,814	1,869	3,683	1,687	3,279	6,951

Chart V

Financial Result Breakdown
Values in millions of reais

	2nd Q. 2008	1st Q. 2008	1st H. 2008	2nd Q. 2007	1st H. 2007	2007
Financial Revenues	347	248	595	444	748	1,286
Income from Investments	68	54	122	53	95	200
Fines on Energy Accounts	48	51	99	26	50	123
CRC Contract/State (interest + monetary variation)	9	39	48	9	47	159
Monetary variation of Extraordinary Tariff Recomposition and RTD	66	78	144	285	406	581
Exchange Rate Variations	33	3	36	45	77	120
PASEP/COFINS	(19)	(4)	(23)	3	(3)	(65)
Financial Compensation RME	83	—	83	—	—	—
Adjustment to Present Value	8	—	8	—	—	—
Derivatives	2	7	9	2	3	8
FIDC Revenue	—	—	—	—	—	—
Others	49	20	69	21	73	160
Financial Expenses	(163)	(327)	(490)	(500)	(871)	(1,642)
Charges on Loans and Financing	(179)	(195)	(374)	(186)	(409)	(852)
Monetary variation of Extraordinary Tariff Recomposition	(12)	(17)	(29)	(112)	(140)	(176)
Exchange Rate Variations	10	(10)	—	4	2	(10)
Monetary Variarion Liabilities - Loans and Financing	(28)	(24)	(52)	(2)	(9)	(26)
CPMF	(2)	(5)	(7)	(15)	(32)	(67)
Provision for Losses from Tariff Recomposition	(7)	(16)	(23)	(120)	(137)	(175)
Adjustment to Present Value	(5)	—	(5)	—	—	—
Reversal of provision for PIS and Cofins taxes	108	—	108	—	—	—
Losses from Derivatives	(31)	(12)	(43)	(54)	(90)	(187)
Other	(17)	(48)	(65)	(15)	(56)	(149)
Financial Result	184	(79)	105	(56)	(123)	(356)

Chart VI

Statement of Results (Consolidated)
Values in millions of reais

	2nd Q. 2008	1st Q. 2008	1st H. 2008	2nd Q. 2007	1st H. 2007	2007
Net Revenue	2,626	2,755	5,381	2,546	4,848	10,246
Operating Expenses	(1,814)	(1,869)	(3,683)	(1,687)	(3,279)	(6,951)
EBIT	812	886	1698	859	1569	3295
EBITDA	982	1088	2070	1059	1948	4073
Financial Result	184	(79)	105	(56)	(123)	(356)
Non-Operating Result	(3)	(6)	(8)	(13)	(19)	(10)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(325)	(276)	(601)	(184)	(388)	(623)
Employee Participation	(22)	(22)	(44)	(21)	(42)	(455)
Minority Shareholders	(47)	(13)	(60)	(70)	(75)	(116)
Net Income	599	490	1,090	515	922	1,735
Net Margin	23%	18%	20%	20%	19%	17%

Chart VII

Statement of Results (Consolidated) - per Company
Values in millions of reais

	Cemig H		Cemig D		Cemig GT
	1st H. 2008	2nd Q. 2008	1st H. 2008	2nd Q. 2008	1st H. 2008	2nd Q. 2008
Net Revenue	5,381	2,626	3,112	1,464	1,383	700
Operating Expenses	(3,683)	(1,814)	(2,407)	(1,178)	(576)	(298)
EBIT	1,698	812	705	286	807	402
EBITDA	2,070	982	897	368	918	457
Financial Result	105	184	23	13	(104)	(24)
Non-Operating Result	(8)	(3)	1	2	(9)	(2)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(601)	(325)	(209)	(68)	(201)	(94)
Employee Participation	(44)	(22)	(33)	(17)	(10)	(5)
Minority Shareholders	(60)	(47)	—	—	—	—
Net Income	1,090	599	487	216	483	277

Chart IX

Related party transactions
Values in millions of reais

	State of Minas Gerais Government
	2nd Q. 2008	1st Q. 2008
ASSETS
Current Assets
Customers and distributors	2	2
Tax Recoverable -	—	—
State VAT recoverable	149	274
Noncurrent assets	—	—
Accounts receivable from Minas Gerais State Government	1,715	1,739
Tax Recoverable -	69	70
VAT recoverable	—	—
Customers and distributors	32	34
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	—	—
Taxes, fees and charges	—	—
VAT - ICMS payable	293	301
Interest on capital and Dividends	—	—
Debentures	31	150
Credit Receivables Fund (FDIC)	921	956
Financing	19	20

Chart X

Share Ownership

	Number of shares as of june 30, 2008
Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	110,540,576	51	—	—	110,540,576	22
Southern Electric Brasil Part. Ltda.	71,506,613	33	—	—	71,506,613	14
Other:	—	—	—	—	—	—
Local	20,813,947	10	86,036,441	31	106,850,388	22
Foreigners	14,062,258	6	193,341,678	69	207,403,936	42
Total	216,923,394	100	279,378,119	100	496,301,513	100

* Southern Electric Brasil Participações Ltda

Chart XI

BALANCE SHEETS (CONSOLIDATED)
ASSETS

Values in millions of reais

	2nd Q. 2008	1st Q. 2008
CURRENT ASSETS	7,626	7,919
Cash and Cash Equivalents	2,002	2,459
Consumers and Distributors	2,044	2,063
Consumers – Rate Adjustment	380	388
Dealership - Energy Transportation	469	524
Dealers - Transactions on the MAE	16	16
Tax Recoverable	1,253	898
Materials and Supplies	26	37
Prepaid Expenses - CVA	256	147
Tax Credits	284	513
Regulatory Assets	47	62
Deferred Tariff Adjustment	359	433
Other	490	379
NONCURRENT ASSETS	4,033	4,641
Account Receivable from Minas Gerais State Government	1,715	1,739
Consumers – Rate Adjustment	322	715
Regulatory Assets	—	—
Prepaid Expenses - CVA	520	659
Tax Credits	624	699
Deferred Tariff Adjustment	—	—
Dealers - Transactions on the MAE	8	9
Recoverable Taxes	363	379
Escrow Account re: Lawsuits	271	270
Consumers and Distributors	112	115
Other Receivables	98	44
	12,186	12,173
Investments	1,108	1,078
Property, Plant and Equipment	10,469	10,500
Intangible	541	534
Deferred Charges	68	61
TOTAL ASSETS	23,845	24,733

Chart XII

BALANCE SHEETS (CONSOLIDATED)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Values in millions of reais

	2nd Q. 2008	1st Q. 2008
CURRENT LIABILITIES	4,652	5,476
Suppliers	642	760
Taxes payable	1,287	1,210
Loan, Financing and Debentures	633	1,137
Payroll, related charges and employee participation	258	246
Interest on capital and dividends	449	881
Employee post-retirement benefits	99	100
Regulatory charges	431	412
Other Obligations - Provision for losses on financial instruments	531	470
Regulatory Liabilities - CVA	322	260
NON CURRENT LIABILITIES	9,215	9,961
Loan, Financing and Debentures	6,443	6,595
Employee post-retirement benefits	1,375	1,370
Suppliers	5	341
Taxes and social charges	265	326
Reserve for contingencies	628	712
Other	114	140
Prepaid expenses - CVA	385	477
Deferred income	84	85
PARTICIPATION IN ASSOCIATE COMPANIES	379	331
SHAREHOLDERS’ EQUITY	9,515	8,880
Registered Capital	2,481	2,432
Capital reserves	3,983	4,032
Income reserves	1,899	1,899
Funds for capital increase	1,152	517
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,845	24,733

Chart XIII

Cash Flow Statement (consolidated)
Values in million of Reais

	1st H. 2008	1st H. 2007
Cash at start of period	2,066	1,376
Cash from operations	1,378	1,439
Net income	1,090	922
Depreciation and amortization	372	379
Suppliers	(283)	(162)
Deferred Tariff Adjustment	186	257
Other adjustments	13	43
Financing activity	(925)	(696)
Financing obtained	168	534
Payment of loans and financing	(661)	(750)
Loans and financing	—	200
Other	(432)	(680)
Investment activity	(517)	(480)
Investments outside the concession area	(47)	(58)
Investments in the concession area	(487)	(563)
Special obligations - consumer contributions	22	142
Deferred Charges	(5)	(1)
Cash at the end of period	2,002	1,639

					ETEP,ENTE,
					ERTE,EATE,
R$ ’000	HOLDING	CEMIG - GT	CEMIG - D	RME Light	ECTE	GASMIG	INFOVIAS	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATIONS	TOTAL
					—
ASSETS	10,564,086	7,781,420	9,647,106	2,194,211	272,429	413,496	280,020	132,276	115,029	515,991	(8,070,668)	23,845,396
Cash and cash equivalents	48,158	903,985	553,406	111,119	34,465	123,040	31,041	42,620	34,402	119,963	—	2,002,199
Accounts receivable	1,818,693	371,594	1,796,989	396,432	8,404	155,117	8,484	4,767	3,307	29,260	(252,712)	4,340,335
Regulatory assets	—	24,208	1,798,085	85,498	—	—	—	—	—	—	—	1,907,791
Other assets	663,888	684,650	1,439,954	558,809	4,461	29,704	36,953	13,485	4,021	30,055	(56,972)	3,409,008
Investments/Fixed assets/ Deferred	8,033,347	5,796,983	4,058,672	1,042,353	225,099	105,635	203,542	71,404	73,299	336,713	(7,760,984)	12,186,063

LIABILITIES	10,564,086	7,781,420	9,647,106	2,194,211	272,429	413,496	280,020	132,276	115,029	515,991	(8,070,668)	23,845,396
Suppliers and supplies	10,690	108,706	420,746	96,536	497	28,173	4,234	5,624	4,636	13,226	(46,531)	646,537
Loans, financings and debentures	74,688	2,829,381	2,538,768	498,062	137,563	—	—	—	—	77,838	920,633	7,076,933
Interest on Equity and dividends	448,864	517,515	465,888	—	11,930	—	3,933	—	3,000	22,556	(1,024,822)	448,864
Post-employment obligations	56,068	277,085	879,807	261,470	—	—	—	—	—	—	—	1,474,430
Other liabilities	458,447	638,059	2,488,165	541,857	9,636	161,834	7,522	19,741	7,953	46,370	(158,964)	4,220,620

Future earnings	—	—	—	83,954	—	—	—	—	—	—	—	83,954
Minority interests	—	—	—	378,729	—	—	—	—	—	—	—	378,729
Stockholders’ equity	9,515,329	3,410,674	2,853,732	333,603	112,803	223,489	264,331	106,911	99,440	356,001	(7,760,984)	9,515,329

INCOME STATEMENT
Net operational revenue	249	1,383,035	3,111,912	655,649	35,599	147,227	39,222	20,765	15,015	97,975	(126,045)	5,380,603

OPERATIONAL COSTS AND EXPENSES											—	—
Personnel expenses	(11,563)	(134,397)	(391,253)	(29,037)	(978)	(5,275)	(3,233)	(452)	(482)	(1,192)	—	(577,862)
Post-employment obligations	(5,592)	(24,008)	(74,337)	(21,575)	—	—	—	—	—	—	—	(125,512)
Materials	(89)	(6,861)	(40,603)	(1,873)	(52)	(498)	(271)	(89)	(82)	(164)	—	(50,582)
Raw materials	—	(41,707)	—	—	—	—	—	—	—	—	—	(41,707)
Outsourced services	(5,774)	(43,059)	(201,536)	(31,682)	(1,967)	(1,741)	(4,744)	(1,302)	(1,215)	(8,631)	—	(301,651)
Royalties for use of water resources	—	(62,338)	—	—	—	—	—	(825)	(494)	(1,324)	—	(64,981)
Electricity purchased for resale	—	—	(1,180,675)	(331,913)	—	—	—	8	(1,249)	(7,888)	69,694	(1,452,023)
Charges for the use of the basic transmission grid	—	(129,205)	(233,300)	(43,276)	—	—	—	—	(1,622)	(4,623)	56,351	(355,675)
Depreciation and amortization	(130)	(110,915)	(191,801)	(41,257)	(3,773)	(2,014)	(13,151)	(1,228)	(1,086)	(6,501)	—	(371,856)
Operational provisions	(44,329)	1,357	(32,375)	(46,865)	—	—	(23)	—	—	(1,462)	—	(123,697)
Gas purchased for resale	—	—	—	—	—	(110,502)	—	—	—	—	—	(110,502)
Other expenses, net	1,222	(24,899)	(61,351)	(10,906)	(493)	(2,387)	(6,642)	(196)	(164)	(1,017)	—	(106,834)

	(66,255)	(576,032)	(2,407,231)	(558,384)	(7,263)	(122,417)	(28,064)	(4,084)	(6,394)	(32,803)	126,045	(3,682,882)

Operational profit before Equity income and Financial revenue (expenses)	(66,006)	807,003	704,681	97,265	28,336	24,810	11,158	16,681	8,621	65,172	—	1,697,721

Financial revenue (expenses)	66,946	(104,174)	23,293	105,879	(6,026)	6,330	2,722	2,899	2,088	5,206	—	105,163
Operational profit (loss)	940	702,829	727,974	203,144	22,310	31,140	13,880	19,580	10,709	70,378	—	1,802,884
Non-operational revenue (expenses)	(3,909)	(8,561)	751	3,055	—	—	284	—	—	(1)	—	(8,381)
Profit (loss) before income tax, Social Contribution and employee profit shares	(2,969)	694,268	728,725	206,199	22,310	31,140	14,164	19,580	10,709	70,377	—	1,794,503
Income tax and Social Contribution	(66,196)	(200,937)	(209,139)	(81,657)	(7,163)	(9,870)	(4,823)	(6,618)	(1,476)	(12,921)	—	(600,800)
Minority interests	—	—	—	(60,179)	—	—	—	—	—	—	—	(60,179)
Employees’ profit shares	(1,543)	(9,839)	(32,310)	—	—	—	—	(79)	(54)	(142)	—	(43,967)
Net profit for the year	(70,708)	483,492	487,276	64,363	15,147	21,270	9,341	12,883	9,179	57,314	—	1,089,557

CEMIG GT – Tables I to IV

Chart I

Operating Revenues (consolidated) - CEMIG GT
Values in million of Reais

	2nd Q. 2008	1st Q. 2008	1st H. 2008	2nd Q. 2007	1st H. 2007	2007
Sales to end consumers	455	429	884	416	765	1,663
Supply	294	292	586	271	517	1,120
Revenues from Trans. Network + Transactions in the CCEE	153	150	303	115	256	550
Others	8	7	15	6	9	41
Subtotal	910	878	1,788	808	1,547	3,374
Deductions	(210)	(195)	(405)	(187)	(339)	(708)
Net Revenues	700	683	1,383	621	1,208	2,666

Chart II

Operating Expenses (consolidated) - CEMIG GT
Values in millions of reais

	2nd Q. 2008	1st Q. 2008	1st H. 2008	2nd Q. 2007	1st H. 2007	2007
Personnel/Administrators/Councillors	70	64	134	60	115	228
Depreciation and Amortization	55	56	111	55	111	223
Charges for Use of Basic Transmission Network	65	64	129	62	125	257
Contracted Services	26	17	43	23	41	96
Forluz – Post-Retirement Employee Benefits	12	12	24	6	12	23
Materials	4	3	7	4	7	18
Royalties	31	31	62	31	67	130
Operating Provisions	—	—	—	5	5	6
Other Expenses	15	9	24	27	42	154
Raw material for production	20	22	42	—	—	58
Total	298	278	576	273	525	1,193

Chart III

Statement of Results (Consolidated) - CEMIG GT
Values in millions of reais

	2nd Q. 2008	1st Q. 2008	1st H. 2008	2nd Q. 2007	1st H. 2007	2007
Net Revenue	700	683	1,383	621	1,208	2,666
Operating Expenses	(298)	(278)	(576)	(273)	(525)	(1,193)
EBIT	402	405	807	348	683	1,473
EBITDA	457	461	918	334	794	1,696
Financial Result	(24)	(80)	(104)	(79)	(148)	(333)
Non-Operating Result	(2)	(7)	(9)	(1)	5	(3)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(94)	(107)	(201)	(57)	(148)	(280)
Employee Participation	(5)	(5)	(10)	(5)	(10)	(110)
Net Income	277	206	483	206	382	747

Chart IV

Net Income Adjusted - Cemig Geração e Transmissão

Values in R$ million	1H08	1H07%		1Q08	1Q07%		2Q08	2Q07%
Net Income	483	382	26.4%	206	176	16.8%	277	206	34.7%
(a) Revisão da receita de transmissão - Resolução Homologatória n°496	0	20		0	0		0	20
(b) PPD	7			2	0		5	0
Net Income Adjusted	490	402	21.9%	208	176	17.9%	282	226	25.0%
EBITDA	918	794	15.6%	461	391	18.0%	457	403	13.3%
(a) PPD	11			3			8
(b) Revisão da receita de transmissão - Resolução Homologatória n°496	0	31		0	0		0	31
EBITDA ADJUSTED	929	825	12.6%	464	391	18.7%	465	434	7.1%

CEMIG D – Tables I to V

CHART I

	CEMIG D - MARKET (GWh)
	CAPTIVE MARKET	TUSD	TOTAL ENERGY TRANSPORTED
1Q05	5,192	3,041	8,233
2Q05	5,048	3,922	8,970
3Q05	5,004	4,063	9,067
4Q05	5,065	4,119	9,184
1Q06	4,856	4,053	8,909
2Q06	4,986	4,207	9,193
3Q06	5,069	4,286	9,355
4Q06	5,059	4,194	9,253
1Q07	4,906	4,128	9,034
2Q07	5,271	4,438	9,709
3Q07	5,165	4,516	9,681
4Q07	5,350	4,457	9,807
1Q08	5,175	4,082	9,257
2Q08	5,494	4,364	9,858

Chart II

Operating Revenues (consolidated) - CEMIG D
Values in million of Reais

	2nd Q. 2008	1st Q. 2008	1st H. 2008	2nd Q. 2007	1st H. 2007	2007
Sales to end consumers	2,089	2,338	4,427	2,138	4,059	8,488
TUSD	341	315	656	341	654	1,321
Subtotal	2,430	2,653	5,083	2,479	4,713	9,809
Supply + Transactions in the CCEE	(5)	5	—	—	—	23
Others	19	18	37	16	30	68
Subtotal	2,444	2,676	5,120	2,495	4,743	9,900
Deductions	(980)	(1,028)	(2,008)	(994)	(1,945)	(3,924)
Net Revenues	1,464	1,648	3,112	1,501	2,798	5,976

Chart III

Operating Expenses (consolidated) - CEMIG D
Values in millions of reais

	2nd Q. 2008	1st Q. 2008	1st H. 2008	2nd Q. 2007	1st H. 2007	2007
Purchased Energy	603	578	1,181	559	999	2,164
Personnel/Administrators/Councillors	196	195	391	161	318	619
Depreciation and Amortization	82	110	192	101	196	417
Charges for Use of Basic Transmission Network	113	120	233	111	228	447
Contracted Services	102	100	202	94	172	396
Forluz – Post-Retirement Employee Benefits	37	37	74	19	37	73
Materials	19	22	41	17	34	69
Operating Provisions	(5)	37	32	24	75	176
Other Expenses	31	30	61	51	85	165
Total	1,178	1,229	2,407	1,137	2,144	4,526

Chart IV

Statement of Results (Consolidated) - CEMIG D
Values in millions of reais

	2nd Q. 2008	1st Q. 2008	1st H. 2008	2nd Q. 2007	1st H. 2007	2007
Net Revenue	1,464	1,648	3,112	1,501	2,798	5,976
Operating Expenses	(1,178)	(1,229)	(2,407)	(1,137)	(2,144)	(4,526)
EBIT	286	419	705	364	654	1,450
EBITDA	368	529	897	432	817	1,867
Financial Result	13	10	23	7	18	8
Non-Operating Result	2	(1)	1	(5)	(15)	(43)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(68)	(141)	(209)	(94)	(189)	(312)
Employee Participation	(17)	(16)	(33)	(16)	(32)	(332)
Net Income	216	271	487	256	436	771

CHART V

Net Income Adjusted - Cemig Distribuição

Values in R$ Million	1H08	1H07%		1Q08	1Q07%		2Q08	2Q07%
Net Income	487	436	11.7%	271	180	50.0%	216	256	-15.4%
(a) Tariff Review - Net Revenue	(41)	—		(41)	—		—	—
(b) Tariff Review - Operational Expenses	3	—		3	—		—	—
(c) Energy CVA	—	(19)		—	(19)		—	—
(d) PPD	18			2			16	—
Net Income Adjusted	467	417	12.0%	235	161	45.4%	232	256	-9.1%
Ebitda	896	849	5.5%	529	385	37.5%	367	464	-21.0%
(a) Tariff Review - Net Revenue	(62)	—		(62)	—		—	—
(b) Tariff Review - Operational Expenses	4	—		4	—		—	—
(c) Energy CVA	28			3			25	—
(d) PPD	—	(29)		—	(29)		—	—
Ebitda Adjusted	866	820	5.6%	474	356	33.3%	392	464	-15.6%